Exhibit 99.8

CERTIFICATE Of Qualified person

To Accompany the report entitled: Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador, effective November 30, 2025.

I, Jinxing Ji, residing at 7547 Lambeth Drive, Burnaby, B.C., Canada do hereby certify that:

1.	I am employed as a Consulting Metallurgist at JJ Metallurgical Services Inc., with an office at 7547 Lambeth Drive, Burnaby, British Columbia, Canada, V5E 4A5;

2.	I am a graduate of Shanghai University in 1982, I obtained a B.Eng. Metallurgy in 1982, a M.Eng. Metallurgy in 1985, and a Ph.D. Metallurgy from The University of British Columbia in 1993.

3.	I am a professional Engineer registered with the Engineers and Geoscientists BC (EGBC) with license# 59305;

4.	I have not personally visited the project area;

5.	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6.	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7.	I am the co-author of this report and responsible for Section 13 and some parts of Section 1, 25, and 26 related to metallurgy, and accept professional responsibility for those sections of this technical report;

8.	I have had no prior involvement with the subject property;

9.	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Condor Project or securities of Silvercorp Metals Inc.; and

11.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Vancouver, British Columbia	/s/ Jinxing Ji
Jinxing Ji, JJ Metallurgical Services Inc.
February 2, 2026	Consulting Metallurgist